UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated September 27, 2010, announcing the results of the Company's 2010 annual general meeting of shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: September 29, 2010	By	/s/ Georgina Sousa
Georgina Sousa
Secretary

Exhibit 99.1

Published: 08:51 CEST 27-09-2010 /Thomson Reuters /Source: Seadrill Limited /XOSL: TICKER SDRL /ISIN: BMG7945E1057

SDRL - Minutes from the annual general meeting 2010

Hamilton, Bermuda, September 27, 2010 - Seadrill Limited (the "Company") advises that the 2010 Annual General Meeting of the Company was held on September 24, 2010 at 11:30 a.m. at the Elbow Beach Hotel, 60 South Shore Road, Paget PG04, Bermuda.  The following resolutions were passed:

1)	To re-elect John Fredriksen as a Director of the Company.

2)	To re-elect Tor Olav Trøim as a Director of the Company.

3)	To re-elect Kate Blankenship as a Director of the Company.

4)	To re-elect Kjell E. Jacobsen as a Director of the Company.

5)	To re-elect Kathrine Fredriksen as a Director of the Company.

6)	To re-appoint PricewaterhouseCoopers AS as auditors and to authorize the Directors to determine their remuneration.

7)	That the remuneration payable to the Company's Board of Directors of a total amount of fees not to exceed US$650,000 be approved for the year ended December 31, 2010.

In addition, the audited consolidated financial statements for the Company for the year ended December 31, 2009 were presented to the Meeting.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)